CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2003

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

UPM-Kymmene Corporation

Stock Exchange Release March 19,2003 14:00

UPM-Kymmene’s President & CEO Juha Niemelä at the Annual General Meeting: “Economic outlook uncertain, paper deliveries at last year’s level”.

“In the beginning of year 2003, the economic growth in the company’s main markets was slow and consumer confidence continued to be low also due to the uncertain geopolitical situation. The threat of war has diminished the predictability of the markets” stated UPM-Kymmene’s President & CEO Juha Niemelä today at the company’s annual general meeting in Helsinki.

“The paper deliveries are at the same levels as the previous year. Prices for all printing paper contracts decreased at the beginning of the year and additionally the value of US dollar weakened. Converting and wood products industries have developed steadily,” said Juha Niemelä.

“During Q2 2003, deliveries are expected to experience seasonal growth in demand of magazine grades, specifically in the North American market. Strong paper demand continues also in Asia,” concluded Niemelä.

UPM-Kymmene Corporation

Pirkko Harrela

Vice President, Corporate Communications

DISTRIBUTION

Helsinki Stock Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2003	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka Executive Vice President and CFO

By:	/s/ Olavi Kauppila
Olavi Kauppila Senior Vice President, Investor Relations